AGREEMENT

between

Ms Claudia REY, Place d’Armes 12, 1227 Carouge

and

Flannel Management Sarl, rue de la Fontaine 2, 1204 Geneva by Ms. Sandrine Crisafulli

Objective

•	Sale of 2’414’341 shares of SES Solar Inc. to Flannel Management by Ms Claudia Rey.
•	Conditions of payment.

1.           By the present agreement, Ms Claudia REY sells 2’414’341 shares of SES Solar Inc. to Flannel Management for the sum of CHF 100’000.- (one hundred thousand Swiss francs).

2.           Ms Claudia REY accepts that Flannel Management will pay the amount of CHF 100’000.- (one hundred thousand Swiss francs) by November 23, 2010 at the latest.

Governing law and jurisdiction

All litigation arising from the interpretation and execution of the present agreement will be submitted to the courts of the canton of Geneva, with appeal to the Tribunal Federal.

Swiss law applies.

Thus agreed, in 2 copies, Geneva, November 23, 2010

Flannel Management sarl

Claudia REY	Sandrine Crisafulli

/s/ Claudia REY	/s/ Sandrine Crisafulli